News Release Communiqué de Pressee
EXHIBIT 99.1
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Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and CNOOC strengthen their partnership and sign an agreement to supply LNG to China
Paris, June 16, 2008 — (June 16, 2008, Beijing) Total announces today that it has signed a Memorandum of Understanding (MOU) with one of China’s major oil & gas companies China National Offshore Oil Corporation (CNOOC). CNOOC Group President, Fu Chengyu, and Total Chief Executive Officer, Christophe de Margerie, signed the MOU on behalf of the two companies respectively. The aim of the two companies is to enhance wide-ranging cooperation in the areas of upstream, downstream and in the field of new energies.
As a first concrete application of the MOU, Total Gas and Power Limited (TGP) and CNOOC Corp. signed a Heads of Agreement (HOA) for the sale of Liquefied Natural Gas (LNG) by Total to CNOOC. Fu Chengyu and Christophe de Margerie witnessed the signing of the HOA between CNOOC Gas and Power Group President, Wang Jiaxiang, and Total Gas & Power President, Philippe Boisseau.
Under the terms of this agreement, up to 1 million tons of LNG will be delivered annually to the Chinese oil group starting in 2010. The gas will be sourced from Total’s global LNG portfolio, based on its participation in over 10 liquefaction projects worldwide, and on TGP’s trading activities.
The MOU will be one of the foundations for Total and CNOOC to explore further cooperation, in line with China’s priorities of energy security and sustainable development, by providing increased access to clean sources of energy, also a priority for Total. The HOA illustrates the confidence both parties have in the future of the Chinese natural gas industry. LNG imports will be decisive to secure its rapid growth, particularly in the coastal areas of China.
Total is pleased to further enhance its cooperation with CNOOC both inside China and abroad. CNOOC already has a 45% stake in the Akpo project in Nigeria, operated by Total. This is in line with Total’s strategy of establishing partnerships with national oil companies both inside and outside of their respective countries.
Total in China
As the first international oil & gas company to undertake offshore exploration and to produce offshore oil in China in the 1980s, Total has been present in the country for about 30 years through its activities of exploration and production, gas, refining and marketing, and chemicals.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
In March 2006, Total and CNPC entered into a production-sharing contract for the evaluation, development and production of natural gas in Sulige South. Total has been a partner for over 10 years (22.4% stake) with Sinochem and PetroChina in WEPEC — the first sino-foreign oil refining joint-venture in China. WEPEC has a current annual refining capacity of 10 Million Tons (MT) and has a new 1.5 MT/year distillate hydrocracker (DHC) since the end of 2007. Total continues to develop its retail networks through its two joint-ventures with Sinochem, with the aim of building and operating 500 stations in northern and eastern China.
Total and LNG
Total has entered into agreements to obtain long-term access to LNG regasification capacity on the three continents that are the largest consumers of natural gas: North America (United States and Mexico), Europe (France and the UK) and Asia (India), and is studying a plan for a terminal in Croatia. This diversified access to markets allows Total to develop new liquefaction projects, in particular in the Middle East and Africa, while strengthening its own LNG supply portfolio. In recent months, the Group has acquired stakes in the Brass LNG project in Nigeria, in the Ichthys LNG project in Australia and in the Qatargas 2 project in Qatar and signed a cooperation agreement with Gazprom to study the development of the first phase of the Shtokman field.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com